Sun Life Assurance Company of Canada announces intention to redeem 6.65% Debentures, Series 3, due October 12, 2015

TORONTO, ON – (September 2, 2010) — Sun Life Assurance Company of Canada ("Sun Life Assurance") today announced that it will redeem all of the outstanding $300 million principal amount of 6.65% Debentures, Series 3, due October 12, 2015, (the "Debentures") issued by Clarica Life Insurance Company ("Clarica"), in accordance with the redemption terms attached to the Debentures.

All of the issued and outstanding Debentures will be redeemed on October 12, 2010 (the "Redemption Date") at a redemption price equal to the principal amount of the Debentures together with accrued and unpaid interest to the Redemption Date. Interest on the Debentures shall cease to accrue from and after the Redemption Date.

Sun Life Assurance and Clarica were amalgamated on December 31, 2002 under the name Sun Life Assurance Company of Canada. Sun Life Assurance is a member of the Sun Life Financial group of companies.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2010, the Sun Life Financial group of companies had total assets under management of $434 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-204-8163
frank.switzer@sunlife.com	investor.relations@sunlife.com